Exhibit 39

NOTICE OF CHANGE IN YEAR END

Pursuant to Section 4.8 of

National Instrument 51-102 - Continuous Disclosure Obligations

1.	Change of Financial Year End

Pursuant to section 4.8 of National Instrument 51-102 - Continuous Disclosure Obligations, Grown Rogue International Inc. (the “Company”) has determined to change its year end from October 31 to December 31.

2.	Reason for the Change

The change in financial year end from October 31 to December 31 is being made by the Company to better align the Company’s financial reporting periods with its industry peer group in the cannabis sector, which will allow investors to more easily compare quarterly and annual financial results.

3.	Old Financial Year End

The date of the Company’s old financial year end is October 31.

4.	New Financial Year End

The date of the Company’s new financial year end is December 31.

5.	The length and ending date of the periods, including the comparative periods, of each interim financial report and the annual financial statements to be filed for the reporting issuer’s Transition Year and its New Financial Year are as follows:

Transition Year	Comparative Annual Financial Statements to Transition Year	New Financial Year	Comparative Annual Financial Statements to New Financial Year	Interim Periods for Transition Year	Comparative Interim Periods to Interim Periods in Transition Year	Interim Periods for New Financial Year	Comparative Interim Periods to Interim Periods in New Financial Year
2 months ended 12/31/2023	12 months ended 10/31/2023	12/31/2024	2 months ended 12/31/2023 and 12 months ended 10/31/2023	Not applicable	Not applicable	3 months ended 03/31/2024 6 months ended 06/30/2024 9 months ended 09/30/2024	3 months ended 04/30/2023 6 months ended 07/31/2023 9 months ended 10/31/2023

6.	The filing deadlines, prescribed under sections 4.2 and 4.4, for the annual financial statements and interim financial reports for the reporting issuer’s Transition Year

Interim and Annual Periods in Transition Year	Filing Deadline
Interim financial reports for the 9 months ended 07/31/2023	09/29/2023 (filed)

Annual financial reports for the 2 months ended 12/31/2023	04/29/2024